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                                                                  EXHIBIT (a)(2)
                            [LOGO OBJECTIVE SYSTEMS]
                                                                December 6, 2000

Dear Stockholder:

   We are pleased to inform you that on November 24, 2000, Objective Systems Integrators, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Agilent Technologies, Inc., a Delaware corporation ("Agilent"), and Tahoe Acquisition Corp., a wholly-owned subsidiary of Agilent ("Merger Sub"). The Merger Agreement provides for the acquisition of the Company by Agilent through Merger Sub at a price of $17.75 per share of the Company's Common Stock ("Common Stock").

   Under the terms of the Merger Agreement, Merger Sub is commencing today a tender offer to purchase all outstanding shares of Common Stock at a price of $17.75 per share, net to tendering stockholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York time, on January 4, 2001. Following the successful completion of the tender offer, Merger Sub will be merged into the Company and all shares of Common Stock not purchased in the tender offer (other than shares held by dissenting shareholders, if applicable) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

   Upon the recommendation of a special committee of non-management directors (the "Special Committee") not affiliated with Agilent or Merger Sub, your board of directors (the "Board") has considered and unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the tender offer and the merger are fair to and in the best interests of the holders of Common Stock. Accordingly, the Board recommends that you accept the tender offer and tender your Common Stock to Merger Sub pursuant to the tender offer.

   In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Gerard Klauer Mattison & Co., Inc. to the effect that the consideration to be received in the tender offer and the merger is fair to holders of Common Stock from a financial point of view, as of the date of that opinion.

   Also accompanying this letter is a copy of Merger Sub's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Merger Sub's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                     Very truly yours,

                                     /s/ TOM L. JOHNSON
                                     Tom L. Johnson
                                     Co-Chairman and Co-Chief Executive
                                      Officer

                                     /s/ Richard G. Vento
                                     Richard G. Vento,
                                     Co-Chairman and Co-Chief Executive
                                      Officer